SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February 03, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	February 3, 2009

TAM Adds Fourth Airbus A321 to Its Fleet

Configured with 220 passenger seats, the new aircraft will operate on the route between Porto Alegre and Recife, with a stop in Sao Paulo

São Paulo, February 3, 2009 – TAM (NYSE: TAM and Bovespa: TAMM4) has added a new Airbus A321 to its operating fleet, which arrived directly from the manufacturer in Hamburg, Germany. Configured with 220 seats, the new aircraft is allowing TAM to offer two daily flights between Porto Alegre (Rio Grande do Sul state) and Recife (Pernambuco state), with a stop at Guarulhos Airport in Sao Paulo.

Up until the end of January, the company offered service on the route between Porto Alegre and Recife on two separate flights on the 174-seat A320, and passengers had to make a connection in Guarulhos.  As of now, TAM is offering passengers the convenience of two daily round-trip flights between Porto Alegre and Recife on a single plane, with just one stop in Sao Paulo.

The new A321 is the fourth unit of this model in operation within the company's domestic network. With the addition of this aircraft, TAM's total operating fleet increased to 130: 123 Airbus aircraft (20 A319's, 81 A320's, 4 A321's, 16 A330's and 2 A340's), 4 Boeing 777-300ER's and 3 B767-300's.

In mid-January, the company received a new A330 from the Airbus factory in Toulouse, France, which is been used for long-distance international flights. The addition of this unit has enabled TAM to reorganize its fleet and provide additional flights to Miami during the high season from January 19 to March 1.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	MVL Comunicação
Fax: (55) (11) 5582-8149	Phone: (55) (11) 3594- 0302 / 0303 / 0304 / 0305 / 0306
invest@tam.com.br	equipetam@mvl.com.br
www.tam.com.br/ir	TAM
Media Relations
www.tam.com.br
www.taminforma.com.br

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market since July 2003, closing December with a 49.1% market share. The company flies to 42 destinations in Brazil. Through commercial agreements signed with regional companies, TAM reaches 79 different destinations in the Brazilian territory. TAM's market share among Brazilian airline companies operating international flights was 85.5% in December. Its overseas operations include direct flights to 18 destinations in the United States, Europe and South America: New York, Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). In addition, the company maintains codeshare agreements, allowing seats to be shared on flights with international companies, which in turn enables passengers to travel to an additional 64 destinations in the U.S., South America, and Europe. A pioneer among Brazilian airline companies in the launching of a loyalty program, TAM currently has 5.2 million members and has issued over 6.4 million tickets through the point redemption program.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 03, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.